Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our report dated March 26, 2008 relating to the consolidated financial statements of Orezone Resources Inc.and subsidiaries (the “Company”) and the effectiveness of Orezone Resources Inc.’s internal control over financial reporting (which reports (1) expresses an unqualified opinion on the financial statements and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles that have a material effect on the comparability of the financial statements and (2) expresses an adverse opinion on the Company’s Internal control over financial reporting because of the existence of material weaknesses) appearing in the Annual Report on Form 40-F of Orezone Resources Inc. for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP

Licenced Public Accounts

Ottawa, Canada

March 26, 2008